Exhibit 99.1

Jaguar Mining Announces Annual General and Special Meeting Results

TSX-V: JAG

TORONTO, June 25, 2014 /CNW/ - Jaguar Mining Inc. ("Jaguar" or the "Company") (TSX-V: JAG) is pleased to announce that shareholders voted in favor of all resolutions considered before the Annual General and Special Meeting of shareholders of the Company held on June 25, 2014 in Toronto, Ontario (the "AGM").

At the AGM, shareholders elected all proposed director nominees from the management slate, being Messrs. George Bee, Richard D. Falconer, Edward V. Reeser, Luis R. Miraglia, Stephen Hope, Jared Hardner and Robert Chadwick, to serve as directors of the Company for the ensuing year. Shareholders also passed ordinary resolutions approving the re-appointment of KPMG LLP, Chartered Accountants, as auditors of the Company for the ensuing year, the ratification and confirmation of the Company's 10% rolling stock option plan (the "Stock Option Plan"), the ratification and confirmation of the Company's deferred share unit plan (the "DSU Plan") and the ratification and confirmation of certain awards of deferred share units and options under the DSU Plan and the Stock Option Plan, respectively.

Further to the Company's press release dated April 23, 2014, which described certain amendments to the terms of Jaguar's US$30.0 million standby credit facility with Global Resource Fund (the "Lender"), as governed by a credit agreement made as of December 17, 2012 between Jaguar, its subsidiaries and the Lender (as amended from time to time, the "Renvest Facility"), the Lender has the right, from time to time, and subject to and in accordance with the terms and conditions of the Renvest Facility, to convert up to $5.0 million (the "Conversion Amount") (which represents approximately 24.5% of the currently outstanding principal amount of the Renvest Facility) into common shares of Jaguar, until the business day prior to the earlier of December 31, 2015 and the date on which all obligations owing under the Renvest Facility are repaid. In connection with such right of conversion, the Company is also announcing that pursuant to a pricing notice received from the Lender on June 6, 2014, the conversion price in respect of the Lender's right to convert the Conversion Amount will be the greater of: (i) the quotient obtained by dividing US$200 million by the total number of issued and outstanding common shares in the capital of Jaguar as of the date of conversion (on a fully diluted basis); and (ii) CAD$0.91.

About Jaguar Mining Inc.

Jaguar is a junior gold producer in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais and owns the Gurupi Project in Northern Brazil in the state of Maranhão. The Company also owns additional mineral resources at its approximate 210,000-hectare land base in Brazil. Additional information is available on the Company's website at www.jaguarmining.com.

SOURCE Jaguar Mining Inc.

%CIK: 0001333849

For further information:

Derrick Weyrauch
Chief Financial Officer
dweyrauch@jaguarmining.com

CO: Jaguar Mining Inc.

CNW 17:15e 25-JUN-14